                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                        COMMISSION FILE NUMBER 000-25810
                            CUSIP NUMBER 229015 10 2

(Check One):[ ]Form 10-KSB [ ]Form 11-K [XX]Form 10-QSB [ ]Form N-SAR
For Quarter Period Ended: December 31, 2002

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
     For the Transition Period Ended:______________

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________

PART I -- REGISTRANT INFORMATION

Full name of registrant   Cryocon, Inc.

Former name if applicable ISO Block Products USA, Inc.

Address of principal executive office (Street and number): 2773 Industrial Drive

City, State and Zip Code:  Ogden, Utah 84401

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), (Paragraph 23, 047), the following should be completed. (Check box if appropriate.)

[X]  |   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]  |   (b)  (I) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or
[X]          (II) the subject quarterly report or transition report on Form
         10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (Amended in Release No.
         34-26589 (Paragraph 72, 435), effective April 12, 1989, 54 F.R. 10306.)
     |   (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Amended in Release No. 34-26589 (Paragraph 72, 435), effective
April 12, 1989, 54 F.R. 10306.)

The Form 10-QSB could not be filed within the prescribed time because the
Registrant requires additional time in order to completed the preparation of the unaudited financial statements for the quarter ended December 31, 2002 and to complete managements discussion and analysis.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
     Brenda Hamilton, Esquire             561                    416-8956
              (Name)                  (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[ ] Yes   [X] No  Form 10-QSB for quarter ended September 30, 2002

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cryocon, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 18, 2003

By /s/ J. Brian Morrison
CHIEF EXECUTIVE OFFICER